Exhibit 4(q)


                              COMMISSION AGREEMENT

PARTIES:  GARDEX INTERNATIONAL LIMITED ("GARDEX")
          (a British Virgin Islands Corporation)

          ASE (Korea) Inc. ("ASEKR")
          (a Korea Corporation)

DATE: August 1, 2003

                                   AGREEMENT

1. Services to be rendered. ASEKR hereby retains GARDEX to provide the sales services to ASEKR as a Sales Agency with the following terms.

     To be non-exclusive world-wide sales agent for all present and future products and services to be specified by ASEKR in writing with the following authority:

(a). Identify customers for ASEKR products and services;

(b). Within such limitations relating to price, delivery and other key terms as ASEKR may from time to time specify in writing, and subject to acceptance by ASEKR (by telex or otherwise) negotiate sales contracts as ASEKR's agent.

2. Compensation to GARDEX. For services hereunder, ASEKR shall pay monthly compensation to GARDEX in respect of net export sales (outside of Korea), the compensation amount is 0.40% of the total monthly export sales.

     The above scheme of compensation payment is applicable from August 1, 2003 to July 31, 2004. Compensation payment thereafter is subject to further negotiation on a yearly basis between ASEKR and GARDEX.

     All payments to GARDEX shall be in US dollars. Currency conversions, where necessary, shall be based on the prevailing free-market rates of the time the payment is earned (not at the time of payment) as quoted in the Wall Street Journal or other authoritative source.

3. Term of Agreement. This agreement is effective from August 1, 2003 and shall expire on July 31, 2004 unless earlier terminated by (i) mutual agreement, or (ii) ASEKR on at least 30 days' prior written notice with or without cause. Neither


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     expiration nor termination of this Agreement shall terminate the obligation of ASEKR to pay GARDEX for services rendered with respect to sales following such date that result from orders received prior to such date.

4.   Representative and Covenants.

(a). GARDEX agree to use its best efforts to perform its obligations hereunder and to give priority to ASEKR over all other customers of GARDEX in terms of management time, and efforts. GARDEX will not enter into any management consulting, sales, agency or similar relationship, nor engage in activities, that would result in a conflict with GARDEX's duties under this Agreement.

(b). Each party will provide to the other on a regular basis such documentation as may reasonably be required to enable the other party to be assured of compliance with this Agreement, and shall permit the other party to inspect its books of account and other records at such a reasonable times as the other party may request.

(c). All confidential information received or learned by GARDEX relating to ASEKR's business and products shall be kept in confidence by GARDEX and neither used by GARDEX nor disclosed to any other person for any purpose outside this Agreement.

5. Governing Law and Jurisdiction. This Agreement shall be governed and construed under the laws of Republic of China unless the parties agree in writing to voluntary arbitration. The Courts in the Republic of China shall have exclusive jurisdiction to hear and decide any case or controversy arising out of this Agreement.

     Each party consents to in person jurisdiction over it by such courts and to service of process by registered mail sent to its principal business address.


                                         ASE (Korea) Inc.
                                         BY:

                                             /s/ S.J. Maeng
                                             ----------------------------------


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                                         GARDEX INTERNATIONAL LIMITED
                                         BY:

                                             /s/ Philip Nicholls
                                             ----------------------------------